PRESS RELEASE

Schering receives "Best of Corporate Publishing" Award for fourth year running

Berlin, July 4, 2006 - Schering AG, Germany (FSE: SCH, NYSE: SHR) has received the "Best of Corporate Publishing" (BCP) Award for its research magazine "livingbridges" for the fourth time in a row. Schering's 1/2005 edition of livingbridges "The Mystery of Regeneration" was awarded first prize for the best customer magazine in the category "Business to Business" publications in the field Industry/Technology/Energy/Pharmaceuticals.
A total of 542 corporate information materials, customer magazines, newsletters, staff publications and yearbooks competed in 24 categories for awards, making it Europe's biggest competition rating corporate publications. BCP is a joint cooperation between the Forum Corporate Publishing (FCP) in Munich and the trade journals Aquisa, Horizont and w&v. Schering's research magazine livingbridges covers various topical fields of research and science in features, interviews and analyses, together with striking photography. livingbridges is published in German and English with a circulation of 30,000. The award-winning edition of livingbridges, entitled "The Mystery of Regeneration", can be viewed or a copy ordered free of charge at www.livingbridges.com.


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products, Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Pharma Communication: Frank Richtersmeier, T: +49-30-468 176 61;
frank.richtersmeier@schering.de

Find additional information at: www.schering.de/eng